UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

August 3, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 4, 2006, Green Mountain Power Corporation (the "Company") issued a press release announcing the sale through private placement of $30 million principal amount of first mortgage bonds bearing interest at 6.53 percent per year and maturing on August 1, 2036. The take down of funds will occur on two separate dates. The initial closing occurred on August 3, 2006 for $11,000,000. The second closing is scheduled for December 1, 2006 for $19,000,000. A copy of this release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

A copy of the Bond Purchase Agreement between the Company and the purchasers of the first mortgage bonds and the Eighteenth Supplemental Indenture pursuant to which the first mortgage bonds were issued are attached to this Current Report on Form 8-K as Exhibit 10.1 and 4.1, respectively, and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 is contained in Item 1.01 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit	Description
4.1	Eighteenth Supplemental Indenture, dated as of July 1, 2006, between the Company and The Bank of New York, as Trustee, relating to the first mortgage bonds.
10.1	Bond Purchase Agreement, dated July 27, 2006, between Green Mountain Power Corporation and CIGNA Investments, Inc. and Hartford Life Insurance Company, as purchasers.
99.1	Press release announcing the private placement of $30 million principal amount of first mortgage bonds, furnished pursuant to Item 2.03.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: August 4, 2006

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee
Title: Vice President and Chief Financial Officer
(principal accounting officer)

Exhibit Index

Exhibit	Description
4.1	Eighteenth Supplemental Indenture, dated as of July 1, 2006, between the Company and The Bank of New York, as Trustee, relating to the first mortgage bonds.
10.1	Bond Purchase Agreement, dated July 27, 2006, between Green Mountain Power Corporation and CIGNA Investments, Inc. and Hartford Life Insurance Company, as purchasers.
99.1	Press release announcing the private placement of $30 million principal amount of first mortgage bonds, furnished pursuant to Item 2.03.

Exhibit 4.1

GREEN MOUNTAIN POWER CORPORATION

to

THE BANK OF NEW YORK
successor to United States Trust Company of New York, successor to The Chase Manhattan Bank (National Association), successor to The Chase National Bank of the City of New York, Trustee

EIGHTEENTH SUPPLEMENTAL INDENTURE

Dated as of July 1, 2006

Supplemental to

Indenture of First Mortgage

and Deed of Trust

Dated as of February 1, 1955

This is a Security Agreement relating to Personal Property as well as a Mortgage upon Real Estate and Other Property

This EIGHTEENTH SUPPLEMENTAL INDENTURE dated as of July 1, 2006 made by GREEN MOUNTAIN POWER CORPORATION, as debtor (its Federal Tax Number being 03-0127430), a corporation duly organized and existing under the laws of the State of Vermont (hereinafter sometimes called the "Company"), whose mailing address and address of its chief executive office is 163 Acorn Lane, Colchester, Vermont 05446, party of the first part, and THE BANK OF NEW YORK, successor to United States Trust Company of New York, successor to The Chase Manhattan Bank (National Association), successor to The Chase National Bank of the City of New York, as Trustee and secured party (its Federal Tax number being 13-5160382), a corporation existing under the laws of the State of New York and having its principal corporate trust office at 101 Barclay Street, New York, New York 10286 (hereinafter sometimes called the "Trustee"), party of the second part.

WHEREAS, the Company has heretofore executed and delivered an Indenture of First Mortgage and Deed of Trust dated as of February 1, 1955 (herein sometimes called the "Original Indenture"), to secure, as provided herein, its bonds (in the Original Indenture and herein called the "Bonds"), to be designated generally as its "First Mortgage Bonds", and to be issued in one or more series as provided in the Original Indenture;

WHEREAS, the Company has heretofore executed and delivered a First Supplemental Indenture dated as of April 1, 1961, a Second Supplemental Indenture dated as of January 1, 1966, a Third Supplemental Indenture dated as of July 1, 1968, a Fourth Supplemental Indenture dated as of October 1, 1969, a Fifth Supplemental Indenture dated as of December 1, 1973, a Sixth Supplemental Indenture dated as of June 1, 1975, a Seventh Supplemental Indenture dated as of August 1, 1976, an Eighth Supplemental Indenture dated as of December 1, 1979, a Ninth Supplemental Indenture dated as of July 15, 1985, a Tenth Supplemental Indenture dated as of June 15, 1989, an Eleventh Supplemental Indenture dated as of September 1, 1990, a Twelfth Supplemental Indenture dated as of March 1, 1992, a Thirteenth Supplemental Indenture dated as of March 1, 1992, a Fourteenth Supplemental Indenture dated as of November 1, 1993, a Fifteenth Supplemental Indenture dated as of November 1, 1993, a Sixteenth Supplemental Indenture dated as of December 1, 1995 and a Seventeenth Supplemental Indenture dated as of December 1, 2002 supplementing and modifying the Original Indenture, each of which Supplemental Indentures provided for, among other things, the creation of a new series of First Mortgage Bonds;

WHEREAS, pursuant to the Original Indenture, as heretofore supplemented and modified, there have been executed, authenticated, delivered and issued and there are now outstanding First Mortgage Bonds of series and in principal amounts as follows:

Title	Issued and Outstanding
First Mortgage Bonds, 7.05% Series due 2006	4,000,000
First Mortgage Bonds, 7.18% Series due 2006	10,000,000
First Mortgage Bonds, 6.04% Series due 2017	42,000,000
First Mortgage Bonds, 6.70% Series due 2018	15,000,000
First Mortgage Bonds, 9.64% Series due 2020	9,000,000
First Mortgage Bonds, 8.65% Series due 2022	13,000,000

WHEREAS, the Board of Directors of the Company has established a series of Bonds to be designated First Mortgage Bonds, 6.53% Series due August 1, 2036 (herein sometimes called "Bonds of the 2036 Series"), and has authorized an issue of Thirty Million Dollars ($30,000,000) principal amount thereof, and the Company has complied or will comply with all provisions required to issue additional Bonds provided for in the Original Indenture;

WHEREAS, the Company desires to execute and deliver this Eighteenth Supplemental Indenture, in accordance with the provisions of the Original Indenture, for the purposes, among others, of (a) further assuring, conveying, mortgaging and assigning unto the Trustee certain additional property acquired by the Company, (b) providing for the creation of a new series of Bonds, designating the series to be created and specifying the form and provisions of the Bonds of such series and (c) adding to the Original Indenture, as supplemented and modified, other covenants and agreements to be hereafter observed by the Company (the Original Indenture, as heretofore supplemented and modified and as hereby supplemented and modified, being herein sometimes called the "Indenture"); and

WHEREAS, all acts and proceedings required by law and by the Restated Articles of Association and By-laws of the Company necessary to secure the payment of the principal of, premium, if any, and interest on the Bonds of the 2036 Series, to make the Bonds of the 2036 Series to be issued hereunder, when executed by the Company, authenticated and delivered by the Trustee and duly issued, the valid, binding and legal obligations of the Company, and to constitute the Indenture a valid and binding mortgage for the security of all of the Bonds, in accordance with its and their terms, have been done and taken; and the execution and delivery of this Eighteenth Supplemental Indenture have been in all respects duly authorized:

NOW, THEREFORE, THIS EIGHTEENTH SUPPLEMENTAL INDENTURE WITNESSETH, that in order to secure the payment of the principal of, premium, if any and interest on all Bonds at any time issued and outstanding under the Indenture, according to their tenor, purport and effect, to confirm the lien of the Indenture upon the mortgaged property mentioned therein including any and all property purchased, constructed or otherwise acquired by the Company since the date of execution of the Original Indenture and to secure the performance and observance of all the covenants and conditions herein and in the Bonds and in the Indenture contained, to declare the terms and conditions upon and subject to which the Bonds of the 2036 Series are and are to be issued and secured, and held, and for and in consideration of the premises and of the mutual covenants herein contained and of the purchase and acceptance of the Bonds of the 2036 Series by the holders thereof, and of the sum of Ten Dollars ($10) duly paid to the Company by the Trustee, at or before the ensealing and delivery hereof, and for other valuable consideration, the receipt whereof is hereby acknowledged, the Company has executed and delivered this Eighteenth Supplemental Indenture, and by these presents, does grant, bargain, sell, alien, remise, release, convey, assign, transfer, mortgage, pledge, set over and confirm unto The Bank of New York, as Trustee, and to its successors in trust and to its and their successors and assigns forever, all and singular the property, rights, privileges and franchises (other than excepted property) of the character described in the Granting Clauses of the Original Indenture now owned of record or otherwise by the Company, whether or not constructed or acquired since the date of execution of the Original Indenture or which may hereafter be constructed or acquired by it, including, without limiting the generality of the foregoing, the property in Vermont, Massachusetts and Maine described in Article Five hereof, but subject to all exceptions, reservations and matters of the character therein referred to, and expressly excepting and excluding from the lien and operation of the Indenture all properties of the character specifically excepted by Paragraphs B through H of Granting Clause VII of the Original Indenture, to the extent contemplated thereby, and all property heretofore released or otherwise disposed of pursuant to the provisions of the Indenture.

TO HAVE AND TO HOLD all of the property, real, personal and mixed, and all and singular the lands, properties, estates, rights, franchises, privileges and appurtenances hereby granted, bargained, sold, aliened, remised, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed or intended so to be, unto the Trustee and its successors in the trust and to its and their successors and assigns, forever.

BUT IN TRUST, NEVERTHELESS, for the equal and proportionate use, benefit, security and protection of those who from time to time shall hold the Bonds and coupons, or any of them, authenticated and delivered under the Indenture, and duly issued by the Company, without any discrimination, preference or priority of any one Bond or coupon over any other by reason of priority in the time issue, sale or negotiation thereof or otherwise, except as provided in Section 12.28 of the Original Indenture, so that, subject to said Section 12.28, each and all of said Bonds and coupons shall have the same right, lien, and privilege under the Indenture, and shall be equally and proportionately secured by the Indenture (except as any sinking and improvement fund, depreciation fund or other fund established in accordance with the provisions of the Indenture may afford additional security for the Bonds of any particular series), with the same effect as if all the Bonds and coupons had been issued, sold and negotiated simultaneously on the date of the delivery of the Original Indenture.

It is hereby covenanted, declared and agreed by and between the parties hereto that all Bonds and coupons, if any, are to be authenticated, delivered and issued, and that all property subject or to become subject to the Indenture is to be held, subject to the further covenants, conditions, uses and trusts set forth in the Indenture, and the Company for itself and its successors or assigns does hereby covenant and agree to and with the Trustee and its successor or successors in such trust, for the benefit of those who shall hold said Bonds, or coupons, or any of them, as follows:

ARTICLE I

BONDS OF THE 2036 SERIES AND CERTAIN PROVISIONS RELATING THERETO

SECTION 1.01.   **A. Terms of Bonds of the 2036 Series**. There shall be hereby established a series of Bonds, known as and entitled "First Mortgage Bonds, 6.53% Series due

2036" (herein sometimes referred to as the "Bonds of the 2036 Series"). The aggregate principal amount of the Bonds of the 2036 Series shall be limited to $30,000,000.

The definitive Bonds of the 2036 Series shall be registered Bonds without coupons of the denominations of $1,000 or integral multiples thereof.

All Bonds of the 2036 Series shall mature August 1, 2036 and will bear interest at the rate of 6.53% per annum until maturity, such interest to be payable semi-annually on February 1 and August 1 in each year commencing February 1, 2007. The principal of and the premium, if any, and interest on the Bonds of the 2036 Series will be paid in lawful money of the United States of America. Principal of and premium, if any, on the Bonds of the 2036 Series will be payable at the principal corporate trust office of the Trustee in the Borough of Manhattan, City and State of New York, or its successor in trust, except that, in case of the redemption as a whole at any time of Bonds of the 2036 Series then outstanding, the Company may designate in the redemption notice other offices or agencies at which, at the option of the holders, Bonds of the 2036 Series may be surrendered. Interest on Bonds of the 2036 Series will be payable at the principal corporate trust office of the Trustee in the Borough of Manhattan, City and State of New York, or its successor in trust, in each case to the holder of record on the record date as hereinbelow defined. Interest on the Bonds of the 2036 Series shall, unless otherwise directed by the holder, be paid by checks payable to the order of the respective holders entitled thereto, and mailed by the Trustee by first class mail, postage prepaid, to such holders at their respective registered addresses shown on the Bond register for the Bonds of the 2036 Series.

Notwithstanding the foregoing, pursuant to the fourth paragraph of Section 10.04 of the Original Indenture, the Company has entered into agreements with the initial purchasers of the Bonds of the 2036 Series providing for the payment to such initial purchasers and any nominees thereof of all payments of principal of, premium, if any, and interest on the Bonds of the 2036 Series held by them by such methods as they shall direct and without the necessity of presenting or surrendering such Bonds, except that any Bond paid or redeemed in full shall thereafter be surrendered to the Trustee at its principal office, and further providing for the extension of such benefits of such agreements to any transferees of the foregoing which are institutional investors acquiring at least $1,000,000 principal amount of Bonds of the 2036 Series.

The definitive Bonds of the 2036 Series may be issued in the form of Bonds engraved, printed or lithographed on steel engraved borders.

Notwithstanding any provision in the Original Indenture to the contrary, the person in whose name any Bond of the 2036 Series (or one or more Predecessor Bonds, as hereinbelow defined) is registered at the close of business on any record date (as hereinbelow defined) with respect to any interest payment date shall be entitled to receive the interest payable on such interest payment date notwithstanding the cancellation of such Bond of the 2036 Series upon any transfer or exchange thereof (including any exchange effected as an incident to a partial redemption thereof) subsequent to such record date and prior to such interest payment date, except that, if and to the extent that the Company shall default in the payment of the interest due on such interest payment date, then the registered holders of such Bonds of the 2036 Series on such record date shall have no further right to or claim in respect of such defaulted interest as such registered holders on such record date, and the persons entitled to receive payment of any defaulted interest thereafter payable or paid on any Bonds of the 2036 Series shall be the registered holders of such Bonds of the 2036 Series on the record date for payment of such defaulted interest. The term "record date" as used in this Section 1.01, and in the form of the Bonds of the 2036 Series, shall mean the January 15 next preceding a February 1 interest payment date or the July 15 next preceding an August 1 interest payment date, as the case may be, or a special record date established for defaulted interest as hereinafter provided. The term "Predecessor Bond" as used in this Section 1.01, and in the form of the Bonds of the 2036 Series, with respect to any particular Bond of the 2036 Series, shall mean every previous Bond of the 2036 Series evidencing all or a portion of the same debt as that evidenced by such particular Bond of the 2036 Series; and, for the purpose of this definition, any Bond of the 2036 Series authenticated and delivered under Section 3.12 of the Original Indenture in lieu of a mutilated, lost, stolen or destroyed Bond of the 2036 Series shall be deemed to evidence the same debt as the mutilated, lost, stolen or destroyed Bond of the 2036 Series.

In case of failure by the Company to pay any interest when due the claim for such interest shall be deemed to have been transferred by transfer of any Bond of the 2036 Series registered on the Bond register, and the Company by not less than 10 days written notice to Bondholders may fix a subsequent record date, not more than 15 days prior to the date fixed for the payment of such interest, for determination of holders entitled to payment of such interest. Such provision for establishment of a subsequent record date, however, shall in no way affect the rights of Bondholders or of the Trustee consequent on any default.

Bonds of the 2036 Series shall be dated, and shall accrue interest, as provided in Section 3.05 of the Original Indenture. Interest on the Bonds of the 2036 Series shall be computed on the basis of a year of 360 days consisting of twelve 30-day months.

As permitted by the provisions of Section 3.10 of the Original Indenture and upon payment at the option of the Company of a sum sufficient to reimburse it for any stamp tax or other governmental charges as provided in Section 3.11 of the Original Indenture, but without payment of any other charge, Bonds of the 2036 Series may be exchanged for other Bonds of the 2036 Series of different authorized denominations of like aggregate principal amount.

The trustee hereunder shall, by virtue of its office as such Trustee, be the registrar and transfer agent of the Company and shall maintain the Bond register for the Bonds of the 2036 Series for the purpose of registering and transferring Bonds of the 2036 Series. Notwithstanding any provision in the Original Indenture to the contrary, neither the Company nor the Trustee shall be required to make transfers or exchanges of Bonds of the 2036 Series for a period of ten days next preceding any designation of Bonds of the 2036 Series to be redeemed and neither the Company nor the Trustee shall be required to make transfers or exchanges of any Bonds designated in whole for redemption or that part of any Bond designated in part for redemption.

B. Form of Bonds of the 2036 Series. The Bonds of the 2036 Series and the Trustee's authentication certificate to be executed on the Bonds of said Series shall be in substantially the following forms, respectively:

[FORM OF FACE OF BOND OF THE 2036 SERIES]

No. R $____
Private Placement No. 393154 AC 3

GREEN MOUNTAIN POWER CORPORATION

FIRST MORTGAGE BOND, 6.53% SERIES DUE 2036

DUE AUGUST 1, 2036

GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (hereinafter sometimes called the “Company”), for value received hereby promises to pay to ____________ or registered assigns, __________ Dollars on August 1, 2036, and to pay to the registered holder hereof interest thereon from the date hereof, or if one or more payments of interest has or have theretofore been made or duly provided for, from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually on February 1 and August 1 in each year, commencing with February 1, 2007, at the rate per annum specified in the title hereof, until maturity.

The interest so payable upon any February 1 or August 1 will, subject to certain exceptions referred to on the reverse hereof, be paid to the person in whose name this bond (or one or more Predecessor Bonds, as defined in the Eighteenth Supplemental Indenture mentioned on the reverse hereof) is registered at the close of business on the January 15 preceding such February 1, or the July 15 preceding such August 1, as the case may be.

The principal of, premium, if any, and interest on this bond will be paid in lawful money of the United States of America at the principal corporate trust office in the Borough of Manhattan, City and State of New York, of the Trustee under the Indenture mentioned on the reverse hereof, except that, in case of redemption as a whole at any time of the bonds of this series then outstanding, the Company may designate in the redemption notice other offices or agencies at which, at the option of the holder, this bond may be surrendered for redemption and payment. Interest on this bond may be paid by check payable to the order of the registered holder entitled thereto and mailed by the Trustee by first class mail, postage prepaid, to such holder at his address as shown on the Bond register for the bonds of this series.

This bond shall not become or be valid or obligatory for any purpose until the authentication certificate hereon shall have been signed by the Trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

IN WITNESS WHEREOF, GREEN MOUNTAIN POWER CORPORATION has caused these presents to be executed in its name and behalf by its President or one of its Vice Presidents, and its corporate seal or a facsimile thereof to be affixed hereto and attested by its Secretary or its Assistant Secretary.

Dated: _____


GREEN MOUNTAIN POWER CORPORATION

By: _____


Attest:

_____


[FORM OF REVERSE OF BOND OF THE 2036 SERIES]


This bond is one of the bonds, of the above designated series, of an authorized issue of bonds of the Company known as First Mortgage Bonds, not limited as to maximum aggregate principal amount, all issued or issuable in one or more series under and equally secured (except as any sinking and improvement fund, depreciation fund or other fund established in accordance with the provisions of the Indenture hereinafter mentioned may afford additional security for the bonds of any specific series) by an Indenture of First Mortgage and Deed of Trust dated as of February 1, 1955 (herein sometimes called the "Original Indenture"), duly executed and delivered by the Company to The Chase National Bank of the City of New York (now The Chase Manhattan Bank (National Association)), as Trustee, United States Trust Company of New York having succeeded The Chase Manhattan Bank (National Association) as Trustee and The Bank of New York having succeeded United States Trust Company of New York as Trustee (The Bank of New York and its successors under said Indenture being herein sometimes called the "Trustee"), as supplemented and modified by seventeen indentures supplemental thereto, and as supplemented and modified by an Eighteenth Supplemental Indenture dated as of July 1, 2006 thereto (herein sometimes called the "Eighteenth Supplemental Indenture") duly executed and delivered by the Company to the Trustee, to which Indenture of First Mortgage and Deed of Trust and all indentures supplemental thereto (herein sometimes called the "Indenture") reference is hereby made for a description of the property mortgaged and pledged as security for said bonds, the nature and extent of the security, and the rights, duties and immunities thereunder of the Trustee, the rights of the holders of said bonds and of the Trustee and of the Company in respect such security, and the terms upon which said bonds may be issued thereunder. The bonds of this series are limited to $30,000,000 aggregate principal amount.

The bonds of this series are subject to redemption prior to maturity (a) at the option of the Company, as a whole at any time, or in part from time to time (on a pro rata basis), upon payment of the principal amount thereof plus the Make-Whole Premium (as herein defined); and (b) as a whole at any time or in part from time to time, upon payment of the principal amount thereof, by application of the proceeds of any taking of all or any portion of property of the Company subject to the lien of the Indenture, or the proceeds of any sale of such property in anticipation of or in lieu of any such taking, as provided in said Eighteenth Supplemental Indenture; in the case of each of clause (a) and clause (b), together with interest accrued thereon to the date fixed for redemption, and upon prior notice given by registered mail, postage prepaid, as provided in said Eighteenth Supplemental Indenture to the holders of record of each bond affected not less than 30 days nor more than 60 days prior to the redemption date, all as more fully provided in the Indenture.

"*Make-Whole Premium*" shall mean, with respect to any Bond, a premium equal to the excess, if any, of the Discounted Value of the Called Principal of such Bond over the sum of such Called Principal plus interest accrued thereon as of the redemption date (including interest due on such date) with respect to such Called Principal (provided that the Make-Whole Premium shall in no event be less than zero). "*Called Principal*" shall mean, with respect to any Bond, the principal of such Bond that is to be redeemed pursuant to clause (a) under the foregoing provisions for optional redemption. "*Discounted Value*" shall mean, with respect to the Called Principal of any Bond, the amount calculated by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the redemption date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on a semiannual basis) equal to the sum of (i) the Reinvestment Yield with respect to such Called Principal, plus (ii) thirty basis points (0.30%). "*Remaining Scheduled Payments*" shall mean, with respect to the Called Principal of any Bond, all payments of such Called Principal and interest thereon that would be due on or after the redemption date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date. "*Reinvestment Yield*" shall mean, with respect to the Called Principal of any Bond, the yield to maturity implied by (i) the yields reported, as of 10:00 a.m. (New York City time) on the fifth business day proceeding the date set for redemption on the display designated as "PX1" of the Bloomberg Financial Markets Screen (or such other display as may replace page PX1 of Bloomberg) for actively traded United States Treasury Notes having a maturity closest to the weighted average life of the bonds as of the date of redemption, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series yields reported (for the latest day for which such yields shall have been so reported as of the fifth Business Day preceding the redemption date with respect to such Called Principal) in Federal Reserve Statistical Release H.15(519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the remaining weighted average life to final maturity (calculated in accordance with accepted financial practice) of such Called Principal as of such redemption date. Such implied yield shall be determined (a) by calculating the remaining weighted average life to final maturity of such Called Principal rounded to the nearest quarter-year and (b) if necessary, by interpolating linearly between Treasury Constant Maturity Series yields.

If this bond or any portion thereof (One Thousand Dollars or a multiple thereof) is called for redemption and payment duly provided for as specified in the Indenture, this bond or such portion thereof, as the case may be, shall cease to be entitled to the lien of the Indenture from and after the date payment is so provided for and shall cease to bear interest from and after the redemption date.

Except as otherwise provided in the Eighteenth Supplemental Indenture, in the event of the redemption of a portion only of the principal of this bond, payment of the redemption price will be made at the option of the registered holder, either (a) upon presentation of this bond for notation hereon of such payment of the portion of the principal of this bond so called for redemption, or (b) upon surrender of this bond in exchange for a registered bond or bonds (but only of authorized denominations of the same series) for the unredeemed balance of the principal amount of this bond.

The Company and the Trustee, with the consent of the holders of not less than sixty-six and two-thirds percent in principal amount of the bonds at the time outstanding (determined as provided in the Indenture) and affected (consenting as a single class), may effect, by an indenture supplemental to the Indenture, modifications or alterations of the Indenture and of the rights and obligations of the Company and of the holders of the bonds and coupons. In no event shall any such modification or alteration be made without the written approval or consent of the registered holder hereof which will (a) extend the maturity of this bond or reduce the rate or extend the time of payment of interest hereon, or reduce the amount of the principal hereof, or reduce any premium payable on the redemption hereof, or (b) permit the creation of any lien, not otherwise permitted, prior to or on a parity with the lien of the Indenture, or alter the equal and proportionate security afforded by the lien of the Indenture for the bonds issued thereunder, or (c) reduce the number or percentage of the principal amount of the bonds upon the consent of the holders of which modifications or alterations may be made as aforesaid or defaults may be waived.

This bond is transferable by the registered holder hereof in person or by his duly authorized attorney, on books of the Company kept for the purpose at the principal corporate trust office of the Trustee upon surrender of this bond for cancellation and thereupon a new registered bond of the same series of like principal amount will be issued to the transferee in exchange therefor.

The registered holder of this bond at his option may surrender the same for cancellation at said office and receive in exchange therefor the same aggregate principal amount of registered bonds of the same series but of other authorized denominations subject to the terms and conditions set forth in the Indenture.

Neither the Company nor the Trustee shall be required to make transfers or exchanges of bonds of this series for a period of ten days next preceding any designation of bonds of said series to be redeemed, and neither the Company nor the Trustee shall be required to make transfers or exchanges of any bonds designated in whole for redemption or that part of any bond designated in part for redemption.

The Eighteenth Supplemental Indenture provides that in the event of any default in payment of the interest due on any interest payment date, such interest shall not be payable to the holder of the bond on the original record date but shall be paid to the registered holder of such bond (or one or more Predecessor Bonds, as defined in the Eighteenth Supplemental Indenture) on the subsequent record date established for payment of such defaulted interest.

If a default as defined in the Indenture shall occur, the principal of this bond may become or be declared due and payable before maturity in the manner and with the effect provided in the Indenture. The holders, however, of specified percentages in principal amount of the bonds at the time outstanding, to the extent and as provided in the Indenture, may waive certain defaults thereunder and the consequences of such defaults.

No recourse shall be had for the payment of the principal of or the premium, if any, or the interest on this bond, or for any claim based hereon, or otherwise in respect hereof or of the Indenture, against any incorporator, stockholder, director or officer, past, present or future, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company or such predecessor or successor corporation, under any constitution or statute or rule of law, or by the enforcement of any assessment or penalty, or otherwise, all such liability of incorporators, stockholders, directors and officers, as such, being waived and released by the registered holder hereof by the acceptance of this bond and as provided in the Indenture.

The Company and the Trustee, any paying agent and any bond registrar may deem and treat the person in whose name this bond is registered, or his registered assigns, as the absolute owner hereof, whether or not this bond shall be overdue, for the purpose of receiving payment and for all other purposes and neither the Company nor the Trustee nor any paying agent nor any bond registrar shall be affected by any notice to the contrary.

[FORM OF TRUSTEE'S AUTHENTICATION CERTIFICATE

FOR BONDS OF THE 2036 SERIES]

This is one of the bonds, of the series designated therein, described in the within mentioned Indenture.

THE BANK OF NEW YORK, as Trustee,

By: ________________________________
Authorized Officer

[FORM OF ENDORSEMENT ON BONDS OF THE 2036 SERIES WITH RESPECT TO PAYMENTS ON ACCOUNT OF PRINCIPAL

PAYMENTS ON ACCOUNT OF PRINCIPAL

Date	**Amount Paid**	**Balance of Principal Amount Unpaid**	**Authorized Signature**

C. Form of Legend. Bonds of the 2036 Series shall bear a legend or legends with respect to (a) the status of such bond under the Securities Act of 1933, as amended, and (b) the existence of arrangements, if any, for the payment of the redemption price of Bonds of the 2036 Series without presentation or surrender thereof, which shall state substantially as follows:

"This bond has not been registered under the Securities Act of 1933, as amended, and no transfer hereof may be effected unless (i) the transaction shall be exempt within the meaning of such Act and the rules and regulations of the Securities and Exchange Commission adopted thereunder or (ii) pursuant to a registration statement. The registered holder of this bond is entitled to the benefits of a Bond Purchase Agreement, dated July 27, 2006, with the Company, approved by and on file with the Trustee, respecting payment of the redemption price of this bond without presentation or surrender thereof, except that any bond paid or redeemed in full shall thereafter be surrendered to the Trustee at its principal office."

SECTION 1.02. Redemption Provisions for Bonds of the 2036 Series.

A. The Bonds of the 2036 Series

(i) shall be subject to redemption prior to maturity, at the option of the Company, as a whole at any time or in part from time to time, after the date of original issue upon payment of the principal amount thereof plus the Make-Whole Premium (as defined in the form of the Bonds of the 2036 Series set forth in Section 1.01.B hereof), if any; and

(ii) shall be subject to redemption prior to maturity, as a whole at any time or in part from time to time, upon payment of the principal amount thereof, through the application pursuant to Article Eight of the Original Indenture of any trust moneys held by the Trustee received from the proceeds of the taking of all or any portion of the property of the Company subject to the lien of the Indenture, or from the proceeds of any sale of such property in anticipation of or in lieu of any such taking;

together in any case with interest thereon to the date fixed for redemption, upon not less than 30 days' nor more than 60 days' notice given by registered mail, postage prepaid, to the holder of record at the date of such notice of each Bond of the 2036 Series affected, at his address as shown on the bond register for Bonds of the 2036 Series. Such notice shall be sufficiently given if deposited in the United States mail within such period. Neither the failure to mail such notice, nor any defect in any notice so mailed to any such holder, shall affect the sufficiency of such notice with respect to other holders. The foregoing provisions with respect to notice shall be subject to all other conditions and provisions of the Indenture not inconsistent herewith.

In the case of any redemption pursuant to clause (i) of this Section 1.02.A, concurrently with the making of the deposit required by Section 10.04 of the Indenture the Company shall deliver to the Trustee a written statement setting forth the calculation of the Make-Whole Premium to be paid.

B. Whenever less than all the outstanding Bonds of the 2036 Series are to be redeemed, the Trustee shall redeem the Bonds of the 2036 Series or portions thereof as follows:

(i) The Trustee shall prorate the principal amount of Bonds of the 2036 Series to be redeemed among all registered holders of Bonds of the 2036 Series in the proportion that the aggregate principal amount of Bonds registered in the name of each such registered holder bears to the aggregate principal amount of outstanding Bonds of the 2036 Series. In any prorating pursuant to this clause the Trustee shall, according to such method as it shall deem proper in its discretion, make such adjustments, by increasing or decreasing by not more than One Thousand Dollars ($1,000) the amount which would be allocable to any one or more registered holders of Bonds as may be necessary to the end that the principal amount so prorated shall be One Thousand Dollars ($1,000) or an integral multiple thereof.

(ii) So long as any initial purchaser of Bonds of the 2036 Series, any nominee of any such initial purchaser, any institutional investor entitled to the benefits of home office payment pursuant to the agreements filed with and approved by the Trustee as referred to in Section 1.01.A hereof, or any other registered holder to which the Company and the Trustee shall have agreed to extend the provisions of this clause shall hold more than one Bond of the 2036 Series, for purposes of any proration pursuant to the procedure set forth in clause (i) above, all Bonds of the 2036 Series registered in the name of any such initial purchaser, nominee, institutional investor or other registered holder shall be deemed to be one Bond of the 2036 Series. In the event of a partial redemption of any Bonds of the 2036 Series registered in the name of such holder, the amount so redeemed shall be allocated (1) pro rata among such Bonds registered in the name of such holder in the proportion that the principal amount of each such bond so registered bears to the principal amount of all such Bonds so registered or (2) by such other method as such holder reasonably may request.

(iii) Subject to the specific provisions set forth hereinabove in this Section 1.02 and in the form of the Bonds of the 2036 Series in Section 1.01.B hereof, the provisions of Article Ten of the Original Indenture shall govern any redemption of the Bonds of the 2036 Series.

SECTION 1.03. Depreciation Fund. Notwithstanding the provisions of Section 4.06 of the Original Indenture, the Company hereby covenants that so long as any of the Bonds of the 2036 Series shall remain outstanding (a) the covenants made by the Company in Section 4.04 of the Original Indenture shall continue in full force and effect and (b) Bonds delivered, redeemed or

purchased pursuant to said Section 4.04 and any amount of unfunded Bond credits used as a credit in Item 7 of any annual depreciation fund certificate shall be deemed to be funded, unless and until the same shall have been reinstated as provided in said Section 4.04 or in Section 2.03 of the Original Indenture.

SECTION 1.04.   **Restriction on Payment of Dividends on Common Stock**. So long as any of the Bonds of the 2036 Series shall remain outstanding, the Company shall not (a) declare or pay any dividend (other than dividends payable in capital stock of the Company) or make any other distribution on any shares of Common Stock, or (b) make any expenditures for the purchase, redemption or other retirement for a consideration of any shares of Common Stock of the Company (other than in exchange for, or from the proceeds of, new shares of capital stock of the Company), if (i) after giving effect to and as a result of the declaration or payment of such dividend, distribution or expenditure, a default (as defined in the Indenture) would be deemed to exist or (ii) the aggregate amount of all such dividends, distributions and expenditures made after December 31, 2005, would exceed the aggregate amount of the net income of the Company available for such dividends, distributions or retirements, accumulated after December 31, 2005, plus the sum of $4,000,000.

Net income of the Company for the purpose of this Section shall mean the total operating revenues of the Company, and other income, less all proper deductions for expenses, taxes (including without limitation, income, excess profits and other taxes based on or measured by income or undistributed earnings or income), interest charges and other appropriate items, including provision for maintenance and provision for retirements, depreciation or obsolescence which shall be the amount actually charged by the Company on its books of account (but in respect of utility property not subject to prior liens in an amount not less than the minimum provision for depreciation, as defined in Section 1.32 of the Original Indenture), and after provision for all dividends accrued (whether or not paid) on any outstanding stock of the Company having preference over the Common Stock as to dividends, and otherwise determined in accordance with sound accounting practice; provided, however, that in determining the net income of the Company for purposes of this Section no deduction or adjustment shall be made for or in respect of (a) expenses in connection with the redemption or retirement of any securities issued by, the Company, including any amount paid in excess of the principal amount or par or stated value of securities redeemed or retired, or, in the event that such redemption or retirement is effected with the proceeds of sale of other securities of the Company, any interest or dividends on the securities redeemed or retired from the date on which the funds required for such redemption or retirement are deposited in trust for such purpose to the date of redemption or retirement; (b) profits or losses from sales of property or other assets carried in plant or investment accounts of the Company or from the reacquisition of any securities of the Company, or taxes on or in respect of any such profits; (c) any change in or adjustment of the book value of any assets owned by the Company arising from a revaluation thereof; (d) charges to surplus on account of the amortization or elimination of utility plant adjustment or acquisition accounts or intangibles; and (e) any adjustment (including tax adjustments) applicable to any period prior to January 1, 2006; provided, further, however, that in the calculation of such net income from any investments in associated companies and any net income of subsidiaries shall be included only to the extent that such amounts represent dividends declared or paid.

SECTION 1.05.   **Minimum Provision for Depreciation**. The Company covenants that the term "minimum provision for depreciation" shall have the meaning specified in Section 1.32 of the Original Indenture so long as any of the Bonds of the 2036 Series shall remain outstanding.

SECTION 1.06.   **Duration of Effectiveness of Article One**. This Article shall be in force and effect only so long as any of the Bonds of the 2036 Series are outstanding

ARTICLE II

PRINCIPAL AMOUNT PRESENTLY TO BE OUTSTANDING

SECTION 2.01.   The total aggregate principal amount of First Mortgage Bonds of the Company issued and outstanding and presently to be issued and outstanding under the provisions of and secured by the Indenture will be (a) as of the date of initial issuance of Bonds of the 2036 Series, One Hundred Four Million ($104,000,000), namely, Four Million Dollars ($4,000,000) principal amount of First Mortgage Bonds, 7.05% Series due 2006, Ten Million Dollars ($10,000,000) principal amount of First Mortgage Bonds, 7.18% Series due 2006, Forty-Two Million Dollars ($42,000,000) principal amount of First Mortgage Bonds, 6.04% Series due 2017, Fifteen Million Dollars ($15,000,000) principal amount of First Mortgage Bonds, 6.70% Series due 2018, Nine Million Dollars ($9,000,000) principal amount of First Mortgage Bonds, 9.64% Series due 2020, Thirteen Million Dollars ($13,000,000) principal amount of First Mortgage Bonds, 8.65% Series due 2022 now issued and outstanding, and Eleven Million Dollars ($11,000,000) principal amount of First Mortgage Bonds, 6.53% Series due 2036, to be issued upon compliance by the Company with the provisions of Sections 5.02 and 5.03 and/or 5.04 and/or 5.05 of the Original Indenture; and (b) as of the date of the second tranche of issuance of Bonds of the 2036 Series, One Hundred Thirteen Million ($113,000,000), namely, Four Million Dollars ($4,000,000) principal amount of First Mortgage Bonds, 7.05% Series due 2006, Forty-Two Million Dollars ($42,000,000) principal amount of First Mortgage Bonds, 6.04% Series due 2017, Fifteen Million Dollars ($15,000,000) principal amount of First Mortgage Bonds, 6.70% Series due 2018, Nine Million Dollars ($9,000,000) principal amount of First Mortgage Bonds, 9.64% Series due 2020, Thirteen Million Dollars ($13,000,000) principal amount of First Mortgage Bonds, 8.65% Series due 2022 now issued and outstanding, and Thirty Million Dollars ($30,000,000) principal amount of First Mortgage Bonds, 6.53% Series due 2036, to be issued upon compliance by the Company with the provisions of Sections 5.02 and 5.03 and/or 5.04 and/or 5.05 of the Original Indenture.

ARTICLE III

MODIFICATIONS AND AMENDMENTS

SECTION 3.01.   So long as any of the Bonds of the 2036 Series shall remain outstanding, Article One of the Original Indenture is hereby modified by adding a new Section 1.43 which shall read as follows: "Section 1.43. The term "Business Day" shall mean any day other than a Saturday, Sunday or other day on which banks located in The City of New York, or Burlington, Vermont or any other city in which the principal corporate trust office of the Trustee is located (if such office is not located in The City of New York) are authorized or required by law to be closed."

SECTION 3.02.   Pursuant to clause (i) of Section 18.01 of the Original Indenture, the modification of the Original Indenture effected by Section 3.01 of this Eighteenth Supplemental Indenture shall take effect without the consent of the holders of any of the Bonds at the time outstanding, notwithstanding any of the provisions of Section 18.02 of the Original Indenture.

ARTICLE IV

MISCELLANEOUS

SECTION 4.01.   This Eighteenth Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Original Indenture, and shall form a part thereof, and the Original Indenture, as heretofore supplemented and modified and hereby supplemented and modified, is hereby confirmed. Except to the extent inconsistent with the express terms hereof, all of the provisions, terms, covenants and conditions of the Original Indenture, as supplemented and modified, shall be applicable to the Bonds of the 2036 Series to the same extent as if specifically set forth herein. All terms used in this Eighteenth Supplemental Indenture shall be taken to have the same meanings as in the Original Indenture, except in cases where the context clearly indicates otherwise.

SECTION 4.02.   All recitals in this Eighteenth Supplemental Indenture are made by the Company only and not by the Trustee; and all of the provisions contained in the Original Indenture, as supplemented and modified, in respect of the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect hereof as fully and with like effect as if set forth herein in full.

SECTION 4.03.   This Eighteenth Supplemental Indenture may be executed in several counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts, or as many of them as the Company and the Trustee shall preserve undestroyed, shall together constitute but one and the same instrument.

SECTION 4.04.   Although this Eighteenth Supplemental Indenture is dated for convenience and for the purpose of reference as of July 1, 2006, the actual date or dates of execution by the Company and by the Trustee are as indicated by their respective acknowledgments hereto annexed.

ARTICLE V

SCHEDULE OF PROPERTY ACQUIRED BY GREEN MOUNTAIN POWER CORPORATION AND NOT HERETOFORE SPECIFICALLY DESCRIBED IN THE INDENTURE

TRANSMISSION LINES

ADDITIONS TO PROPERTY AS DESCRIBED IN

ORIGINAL INDENTURE

All of the transmission lines and equipment located in the State of Vermont in several cities and towns consisting of approximately 287 miles of overhead lines, including necessary crossarms, guys and insulators. 1.5 miles is rated at 115 KV, 10.5 miles is rated at 69 KV, 5.4 miles is rated at 46 KV, 267.6 miles is rated at 34.5 KV and 2.0 miles of 13.8 KV.

(2)

DISTRIBUTION

ADDITIONS TO PROPERTY AS DESCRIBED IN
ORIGINAL INDENTURE

All the distribution lines and equipment located in the State of Vermont in several cities and towns consisting of approximately 2,475 miles of overhead lines of 2.4 to 34.5 KV including necessary crossarms, guys, insulators, appurtenances and line transformers and approximately 438 miles of underground cable of 2.4 to 34.5 KV. The Company's property includes 342 MVA of distribution substation capacity and approximately 1,019 MVA of transformers for step-down from distribution to customer use and approximately 91,605 customers metering.. It is estimated that at least 80 percent of above-mentioned lines are located upon public highways. With respect to such parts of the lines as are located upon private property, the Company has the necessary permits, rights in lands or easements enabling it to maintain said lines which said permits, rights in land or easements are part of the property hereby conveyed.

(3)

PRODUCTION EQUIPMENT

Between 2003 and 2005, the following significant production equipment investments and upgrades were completed:

. Refurbishment of the Gorge gas turbine in Colchester, Vermont;
. Purchase of three replacement rotor blades for the wind plant in Searsburg, Vermont;
. Replacement of the top section of the timber-crib dam at the Bolton hydroelectric plant in Duxbury, Vermont;
. Replacement of the turbine runner at the hydroelectric plant in Marshfield, Vermont;
. Reconstruction and replacement of the rubber dam at the hydroelectric plant in W. Danville, Vermont;
. Replacement of the control system for the diesel generators in Vergennes, Vermont; and
. Replacement of the hydroelectric turbine on one of the hydroelectric units in Vergennes, Vermont.

(4)

SUBSTATION AND LINE IMPROVEMENTS

Between 2003 and 2005, the following significant substation and line improvements and upgrades were completed

. An entire rebuild of Route 7 in Shelburne was completed including miles of main line and 3 phase feeders as part of a municipal road project;
. A major rebuild of Kennedy Drive in South Burlington, VT as part of a municipal road project;
. A three phase rebuild in Charlotte to allow a new commercial customer to come on line;
. Rehabilitation of parts of our 34,5kV transmission system including new wire and poles along the 3314, 3332 and 3311 transmission lines;
. Voltage conversion in Berlin;
. New joint transmission and distribution substation project with Vermont Electric Company and Vermont Electric Cooperative in Williston, VT;
. Six whole circuit protection rehabilitation projects to enhance the reliability of our least reliable circuits;
. Dozens of major line rebuilds;
. New substation in Richmond, VT;
. Two major substation rebuilds and a voltage conversion in Colchester, VT; and
. An underground 34.5kV distribution and transmission project in Winooski, VT.

IN WITNESS WHEREOF, Green Mountain Power Corporation has caused this Indenture to be signed in its corporate name and behalf, by Christopher L. Dutton, President and Chief Executive Officer, of the Company in that behalf duly authorized, and its corporate seal to be hereunto affixed and attested by its Secretary, and The Bank of New York in token of its acceptance of the trust hereby created has caused this Indenture to be signed in its corporate name and behalf by one of its Assistant Vice Presidents, and its corporate seal to be affixed and attested by its Secretary or its Assistant Secretary, on the dates indicated by their respective acknowledgments hereto annexed, but as of the day and year first above written.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher L. Dutton
Name: Christopher L. Dutton
President and Chief Executive Officer

Attest:

/s/ Donald J. Rendall, Jr.
Donald J. Rendall, Jr.
Secretary

Signed, sealed and delivered on behalf of
GREEN MOUNTAIN POWER CORPORATION in the presence of:

/s/ Dawn Bugbee
Name: Dawn Bugbee

/s/ Sharon A. Lucia
Name: Sharon A. Lucia

CORPORATE SEAL

THE BANK OF NEW YORK

By: /s/ Beata Hryniewicka
Name: Beata Hryniewicka
        Assistant Vice President

Attest:

/s/ Alexander Pabon
        Alexander Pabon
      Assistant Vice President

Signed, sealed and delivered on behalf of
THE BANK OF NEW YORK in the presence of:

/s/ Mary LaGumina
Name: Mary LaGumina

/s/ Julie Salovitch-Miller
Name: Julie Salovitch-Miller

CORPORATE SEAL

STATE OF VERMONT   )
)SS.:

COUNT OF CHITTENDEN   )

        On this 27th day of July, A.D. 2006, before me, a Notary Public in and for said County in said State aforesaid, duly commissioned and acting as such, appeared Christopher L. Dutton, personally known to me and known by me to be the person who executed the within and foregoing instrument in the name and on behalf of Green Mountain Power Corporation, who, being by me duly sworn, did depose and say that he is the President and Chief Executive Officer of Green Mountain Power Corporation, one of the corporations described in and that executed the said instrument, and he acknowledged said instrument so executed to be his free act and deed and the free act and deed of said corporation, and on oath stated that said instrument was signed and sealed by him as agent and in behalf of said corporation by authority of its Board of Directors, and that the seal affixed to said instrument is the corporate seal of said corporation.

        Witness my hand and official seal the day and year aforesaid.

                        /s/ Penny Collins
                    Name: Penny Collins
                           Notary Public
                           State of Vermont
                         Commission Expires: 2/10/07

NOTARIAL SEAL

STATE OF NEW YORK   )
)SS.:
COUNTY OF NEW YORK   )

       On this 27th day of July, A.D. 2006, before me, a Notary Public in and for said County in said State aforesaid, duly commissioned and acting as such, appeared Beata Hryniewicka, personally known to me and known by me to be the person who executed the within and foregoing instrument in the name and on behalf of The Bank of New York, who, being by me duly sworn, did depose and say that she is an Assistant Vice President of The Bank of New York, one of the corporations described in and that executed the said instrument, and he acknowledged said instrument so executed to be his free act and deed and the free act and deed of said corporation, and on oath stated that said instrument was signed and sealed by him on behalf of said corporation by authority of its By-Laws, and that the seal affixed to said instrument is the corporate seal of said corporation.

       Witness my hand and official seal the day and year aforesaid.


/s/ Cheryl Clarke
Name: Cheryl Clarke
Notary Public
State of New York
Qualified in New York County
No. 01CL5057121
Commission Expires: May 11, 2010


NOTARIAL SEAL

Exhibit 10.1

GREEN MOUNTAIN POWER CORPORATION

$30,000,000

First Mortgage Bonds, 6.53% Series due August 1, 2036

_____

BOND PURCHASE AGREEMENT

_____

Dated July 27, 2006

TABLE OF CONTENTS

Green Mountain Power Corporation

163 Acorn Lane

Colchester, Vermont 05446

First Mortgage Bonds, 6.53% Series due August 1, 2036

July 27, 2006

TO EACH OF THE PURCHASERS LISTED IN
THE ATTACHED SCHEDULE A

Dear Sirs:

Green Mountain Power Corporation, a Vermont corporation (the "Company") agrees with each of the purchasers listed in the attached Schedule A (such purchasers, together, referred to herein as "you" or the "Purchasers" and individually as a "Purchaser") as follows:

1. Authorization of Bonds. The Company has authorized the issue and sale of $30,000,000 aggregate principal amount of its First Mortgage Bonds, 6.53% Series due August 1, 2036 (the "Bonds"), to be issued under and secured as provided in the Company's Indenture of First Mortgage and Deed of Trust (the "Original Indenture"), dated as of February 1, 1955, to The Bank of New York, as successor to United States Trust Company of New York, successor to The Chase Manhattan Bank (National Association), successor to The Chase National Bank of the City of New York, as trustee (the "Trustee"), as previously supplemented and modified by seventeen supplemental indentures and as to be further supplemented and modified by an Eighteenth Supplemental Indenture (the "Eighteenth Supplemental Indenture"), to be dated as of July 1, 2006 and to be substantially in the form of Exhibit A attached hereto. As used herein, "Indenture" shall mean the Original Indenture, as previously supplemented and modified by seventeen supplemental indentures and as further supplemented and modified by the Eighteenth Supplemental Indenture. The Bonds shall be issuable in fully registered form only, shall mature on August 1, 2036, shall bear interest at the rate of 6.53% per annum, payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2007, shall be subject to redemption as provided in the Eighteenth Supplemental Indenture and shall be in the form established pursuant to the Eighteenth Supplemental Indenture. As provided in the Eighteenth Supplemental Indenture, the Bonds originally issued to you thereunder shall be dated, and shall bear interest from, the date of their original issue on the date of the Closing referred to in section 3. References to a "Schedule" or "Exhibit", unless otherwise specified, are to a Schedule or Exhibit to this Agreement.

2. Sale and Purchase of Bonds. Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser, and each Purchaser will purchase from the Company, in two tranches at the Initial Closing and the Second Closing provided for in section 3, Bonds in the principal amount specified opposite such Purchaser's name in Schedule A at a purchase price equal to 100% of the face principal amount thereof.

3. Closings. The sale of the Bonds to be purchased by you shall take place at the offices of Hunton & Williams, 200 Park Avenue, New York, New York 10166, at 10:00 a.m., New York City time, in two installments (i) on August 3, 2006, or on such other business day thereafter on or prior to August 31, 2006 as may be agreed upon by the Company and you (the "Initial Closing"), and (ii) on December 1, 2006, or on such other business day thereafter on or prior to December 31, 2006 as may be agreed upon by the Company and you (the "Second Closing" -- the Initial Closing and the Second Closing being sometimes herein referred to collectively as the "Closings" and each individually as a "Closing"). At each Closing, the Company will deliver to each Purchaser the Bonds in the principal amount to be purchased by each Purchaser in the form of a single Bond (or such greater number of Bonds as such Purchaser may request) dated the date of such Closing, duly authenticated by the Trustee and registered in the name of such Purchaser (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price for the Bonds being purchased by such Purchaser at such Closing. If at the Closing the Company shall fail to tender such Bonds to you as provided in this section 3, or any of the conditions specified in section 4.1 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

4. Conditions to Closing.

4.1. Conditions to Purchaser's Obligations. Your obligation to purchase and pay for the Bonds to be sold to you at each Closing is subject to the fulfillment to your satisfaction, prior to or at each Closing, of the following conditions:

(a) The representations and warranties of the Company contained in this Agreement shall be correct when made and at the time of such Closing, except as affected by the consummation of such transactions.

(b) The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at such Closing and at the time of such Closing the Indenture shall be in full force and effect and no condition or event shall exist that constitutes or that, after notice or lapse of time or both, would constitute a "default" (as defined in the Indenture).

(c) The Company shall have delivered to you an Officers' Certificate, dated the date of such Closing, certifying that the conditions specified in subdivisions (a) and (b) of this section 4.1 have been fulfilled. As used in this Agreement, the term "Officers' Certificate" shall mean a certificate executed on behalf of the Company by its President or one of its Vice Presidents or its Controller and its Treasurer or its Assistant Treasurer or (solely with respect to the Officers' Certificate delivered pursuant to this clause (c)) its General Counsel.

(d) You shall have received from (i) Hunton & Williams, special counsel for the Company, (ii) Donald J. Rendall, Jr., Esq., general counsel for the Company, (iii) Verrill & Dana, special Maine counsel for the Company, (iv) Bulkey, Richardson and Gelinas, special Massachusetts counsel for the Company, and (v) Greenberg Traurig LLP, your special counsel in connection with the transactions contemplated by this Agreement, favorable opinions substantially in the forms set forth in Exhibits B1, B2, B3, B4 and B5, respectively, and covering such other matters incident to such transactions as you may reasonably request, each addressed to you, dated the date of such Closing and otherwise satisfactory in substance and form to you.

(e) The Company and the Trustee shall have duly authorized, executed and delivered the Eighteenth Supplemental Indenture and the Company shall have caused (i) the Eighteenth Supplemental Indenture to have been recorded or filed prior to the first Closing as a real estate mortgage in all places in the States of Vermont and Maine and The Commonwealth of Massachusetts in which recording is necessary to preserve and protect the lien of the Indenture upon any of the properties of the Company specifically described therein as subject to the lien of the Indenture, (ii) all financing and continuation statements under the Uniform Commercial Code with respect to the personal property described in the granting clauses of the Indenture to have been duly filed in all places necessary to perfect and protect the security interest granted by such Indenture to the extent such security can be perfected by the filing of appropriate financing statements, and (iii) all taxes, fees and other charges payable in connection with the execution, delivery and filing of the Eighteenth Supplemental Indenture and such financing and continuation statements and in connection with the issue and sale Bonds to have been paid in full.

(f) There shall have been issued by the Public Service Board (the "Board") of the State of Vermont an order consenting to the issuance and sale of the Bonds as contemplated by this Agreement and such order shall be in full force and effect and there shall have been filed with the Department of Telecommunications and Energy of The Commonwealth of Massachusetts (the "MDTE") a certification by the Board of the Board's jurisdiction concerning financing of the Company.

(g) On the date of each Closing your purchase of and payment for the Bonds to be purchased by you (i) shall be permitted by the laws and regulations of

each jurisdiction to which you are subject (but without recourse, in the case of any such jurisdiction, to any provision (commonly referred to as a "basket" provision) permitting the investment of an amount not to exceed a specified percentage of your admitted assets in investments other than those expressly permitted by the laws and regulations of such jurisdiction), (ii) shall not violate any applicable law or regulation (including, without limitation, Regulation G, T, U or X of the Board of Governors of the Federal Reserve System) and (iii) not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. You shall have received such evidence as you may reasonably request, including an Officers' Certificate of the Company, to enable you to determine whether such purchase is so permitted. The condition to closing contained in this subdivision (g) with respect to each Closing will be deemed satisfied upon the occurrence of each Closing.

(h)   All corporate and other proceedings in connection with the transactions contemplated by this Agreement, including all proceedings under the Indenture, and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

(i)   A Private Placement number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Bonds.

(j)   The Company shall not have changed its jurisdiction of incorporation or been a party to any merger or consolidation and shall not have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in section 5.4.

4.2.   **Conditions to Company's Obligation**. The obligation of the Company to issue, sell and deliver the Bonds to be purchased by you under this Agreement shall be subject to the accuracy of your representations contained in section 6 of this Agreement.

5.   **Representations and Warranties, etc**. The Company represents and warrants that:

5.1.   **Incorporation, Standing, etc**.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Agreement and the Eighteenth Supplemental Indenture, to issue and sell the Bonds and to carry out the terms of this Agreement, the Indenture and the Bonds.

(b)   This Agreement, the Eighteenth Supplemental Indenture, the Bonds and each other agreement and instrument executed and delivered by the Company in connection with the issuance, sale and delivery of the Bonds (the "Transaction Documents") have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Bond and each other Transaction Document will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.2.   **Subsidiaries**. The Company has no subsidiaries, as such term is defined in Regulation S-X of the Securities and Exchange Commission ("Subsidiaries"), other than four Subsidiaries, the assets and operations of which are not significant to the financial or other condition or the operation of the business of the Company.

5.3.   **Qualification**. The Company is duly qualified and in good standing as a foreign corporation authorized to do business in the State of Maine and The Commonwealth of Massachusetts, which are the only jurisdictions in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary.

5.4.   **Business; Financial Statements**. The Company has delivered to you complete and correct copies of (a) its annual report to stockholders for the fiscal year ended December 31, 2005 (the "Annual Report"), (b) its annual report on Form 10-K for such fiscal year (the "Form 10-K") as filed with the Securities and Exchange Commission (the "Commission"), (c) its quarterly report on Form 10-Q for the quarter ended March 31, 2006 (the "Quarterly Report") as filed with the Commission, (d) its Current Reports on Form 8-K dated June 22, 2006, June 19, 2006, May 25, 2006, May 3, 2006, April 5, 2006, March 7, 2006, March 2, 2006, March 1, 2006 and January 4, 2006 (collectively, the "8K Reports") as filed in the Commission, and (e) a memorandum dated July 5, 2006 prepared by Sovereign Securities Corporation, LLC (the "Placement Agent") for use in connection with the Company's private placement of the Bonds (such memorandum, including appendices thereto, is herein called the "Memorandum"). The Annual Report, the Form 10-K, the Quarterly Report, the 8-K Reports and the Memorandum are collectively called the "GMP Disclosure Documents". The Memorandum correctly describes, as of its date, the business then conducted and proposed to be conducted by the Company. There are included in the Form 10-K consolidated financial statements of the Company and its consolidated Subsidiaries for each of the fiscal years ended December 31, 2005 and 2004, accompanied in each case by the opinion thereon of Deloitte & Touché LLP, independent public accountants. All financial statements included in the foregoing materials delivered to you (except as otherwise specified therein) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods specified and present fairly the financial position of the Company and its consolidated Subsidiaries as of the respective dates specified and the results of their operations and cash flow for the respective periods specified (subject, in the case of the unaudited financial statements included in the Quarterly Report, to normal year end and audit adjustments).

5.5.   **Changes, etc**. Since December 31, 2005, (a) except for normal seasonal variations in the business of the Company, the occurrence of events described in the GMP Disclosure Documents and the consummation of the transactions contemplated by this Agreement, there has been no change in the assets, liabilities or financial condition of the Company, other than changes which have not been, either in any case or in the aggregate, materially adverse to the Company, (b) except for normal seasonal variations in the business of the Company and the occurrence of events described in the GMP Disclosure Documents, neither the business, operations or affairs nor any of the properties or assets of the Company have been affected by any occurrence or development (whether or not insured against) which has been, either in any case or in the aggregate, materially adverse to the Company and (c) the Company has not directly or indirectly declared, ordered, paid, made or set apart any sum or property for any dividend or any purchase, redemption or other retirement of any shares of stock of the Company except as permitted by the Indenture. The Company has no material obligations or liabilities, contingent or otherwise, except those (i) disclosed or adequately provided for by the financial statements mentioned in section 5.4, (ii) disclosed in the GMP Disclosure Documents, and (iii) relating to the consummation of the transactions contemplated by this Agreement.

5.6.   **Tax Returns and Payments**. The Company has filed all tax returns required by law to be filed by it and has paid all taxes, assessments and other governmental charges levied upon it and any of its properties, assets, income or franchises which are due and payable, other than those presently payable without penalty or interest. The Federal income tax liabilities of the Company have been finally determined by the Internal Revenue Service and satisfied, or the time for audit has expired, for all fiscal periods through December 31, 2001. The charges, accruals and reserves on the books of the Company in respect of Federal and state income taxes for all fiscal periods are adequate in the opinion of the Company, and the Company knows of no unpaid assessment for additional Federal or state income taxes for any period.

5.7.   **Title to Properties**. The Company has title in fee simple, subject only to permitted encumbrances as defined in the Indenture, to all the real estate described or referred to in the Indenture as being subject to the lien thereof, except (i) property heretofore released from the lien of the Indenture in accordance with the terms thereof, (ii) property held under leases and rights of way, easements, riparian rights, flowage rights and property of a similar character, and (iii) certain other properties, titles to which are subject to reservations, encumbrances and minor defects in titles such as are customarily encountered in the public utility business and which do not materially interfere with their use by the Company; and the Company has good and marketable title, subject only to permitted encumbrances as defined in the Indenture, to the other properties described or referred to in the Indenture as being subject to the lien thereof, except property heretofore released from the lien of the Indenture in accordance with the terms thereof.

5.8.   **Property Subject to the Lien of the Indenture, etc**.

(a)   At the Closing, the physical properties and franchises described in, and subject to the lien of, the Indenture will include all the physical properties and franchises owned by the Company on the date of the Closing and used or useful in its public utility business, except (i) such property as may have been duly released from the lien of the Indenture and (ii) certain other classes of property expressly excepted in the Indenture, and such physical properties and franchises will include substantially all of the physical properties and franchises from which the consolidated operating revenues of the Company set forth in the income statements referred to in section 5.4 were derived.

(b)	At the Closing, the Indenture will constitute a valid first mortgage lien upon the real property then owned by the Company and described in the granting clauses of the Indenture other than classes of property expressly excepted in the Indenture, subject only to permitted encumbrances under the Indenture, and a valid and, to the extent that it may be perfected by filing under the Uniform Commercial Code, perfected security interest in such of the personal property of the Company as is described in the Indenture.

(c)	The Company is not a party to or bound by any contract or agreement or subject to any charter, by-law or other contractual restriction which, in its opinion materially and adversely affects, or insofar as the Company now foresees will in the future materially and adversely affect its business, operations, properties or assets, or its financial condition.

**5.9.	Franchises, etc.; Power Contracts**.

(a)	The Company owns or possesses all franchises, permits, patents, trademarks, service marks, trade names, copyrights, licenses and authorizations, and all other operating rights, consents, authorizations and orders (collectively, "Franchises"), and all rights with respect to the foregoing, necessary for the conduct of its business as now conducted; all of such Franchises are valid and subsisting and contain no unduly burdensome restriction, condition or limitation; and the Company is not in default in respect of any thereof.

(b)	Each of those agreements (the "Power Contracts") for the purchase of power listed in the Form 10-K under the caption "Power Resources" and in Note J of the Notes to the Financial Statements contained in the Form 10-K, excluding those which, by their terms as stated in the Form 10-K, have expired, has been duly authorized, executed and delivered by the Company and, to the best of the Company's knowledge, the other parties thereto and, except as disclosed in the Form 10-K, is in full force and effect, with no default or breach existing thereunder by the Company or, to the best of the Company's knowledge, by the other parties thereto.

**5.10.	Litigation, etc**. There is no action, proceeding or investigation pending or, to the best of the Company's knowledge, threatened against the Company (a) which questions the validity of this Agreement, the Indenture or the Bonds or any action taken or to be taken pursuant to this Agreement, the Indenture or the Bonds, or (b) except as disclosed under the heading "Legal Proceedings" in, and in Note H of the Notes to the Financial Statements contained in, the Form 10-K and under the heading "Environmental Matters" in the Quarterly Report, which, so far as the Company can now foresee, would have a substantial possibility of resulting either in any case or in the aggregate, in any adverse change in the business, operations, condition (financial or otherwise), properties or assets of the Company or in any liability on the part of the Company which in any such case would be material to the Company.

**5.11.	Compliance with Other Instruments, etc**. The Company is not in violation of, and the execution, delivery and performance of the Transaction Documents will not violate, any term of its Restated Articles of Association, as amended, or By-Laws, and is not in violation of, and will not violate, any term of any agreement or instrument to which it is a party or by which it or any of its properties are bound or any term of any applicable law, ordinance, rule or regulation of any governmental authority or any term of any applicable order, judgment or decree of any court, arbitrator or governmental authority, except as disclosed in the Form 10-K and the Quarterly Report under the caption "Environmental Matters," the consequences of which violation, so far as the Company can now foresee, would have a substantial possibility of having a materially adverse effect on the business, operations, condition (financial or otherwise), properties or assets of the Company; the execution, delivery and performance of the Transaction Documents will not result in any violation of or be in conflict with or constitute a default under any such term or result in the creation of (or impose any obligation on the Company to create) any lien (except for that created by the Indenture) upon any of the properties or assets of the Company pursuant to any such term.

**5.12.	Governmental Consent**. No consent, approval or authorization of, or declaration or filing with, any governmental authority is required for the valid execution and delivery of this Agreement or the Eighteenth Supplemental Indenture or the valid offer, issue, sale and delivery of the Bonds pursuant to this Agreement and the Eighteenth Supplemental Indenture except (a) the issue of an order by the Board consenting to the issuance and sale of the Bonds, (b) the recording and filing of the Eighteenth Supplemental Indenture and financing statements pursuant to the Indenture and (c) the filing with the MDTE of a certification (the "Certification") by the Board of the Board's regulatory jurisdiction concerning financing of the Company. An order in Docket No. 7184, dated July 13, 2006 (the "Order"), consenting to the issuance and sale of the Bonds has been issued by the Board, the Company has delivered to you complete and correct copies of such order and all supplements, amendments or other filings to or with the Order, the Order is in full force and effect, no proceeding has been instituted to review, suspend, limit, restrict or revoke the Order and the Company has provided you with a copy of a letter by the Department of Public Service of the State of Vermont (the "VDPS") waiving the right of the VDPS to institute any such proceeding. The Certification has been filed with the MDTE and is in full force and effect.

**5.13.	Offer of Bonds**. Neither the Company nor the Placement Agent, the only person acting on its behalf in connection with the offering or sale of the Bonds or any similar securities of the Company, has directly or indirectly offered the Bonds or any part thereof or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, anyone other than you and other accredited investors. Neither the Company nor anyone acting on its behalf will offer or sell the Bonds or any part thereof or any similar securities so as to subject the issuance and sale of the Bonds to the registration and prospectus delivery provisions of the Securities Act of 1933, as amended (the "Securities Act").

**5.14.	Use of Proceeds**. The Company will apply the net proceeds of the sale of the Bonds, subject to the provisions of section 5.15, only (i) to partially fund additional capital investment in Vermont Electric Power Company, which owns and operates the bulk transmission system in Vermont, (ii) to repay $14,000,000 of first mortgage bonds maturing in November and December 2006, and (iii) to repay short-term bank borrowings.

**5.15.	Federal Reserve Regulations**. The Company will not, directly or indirectly, use any of the proceeds of the sale of the Bonds for the purpose, whether immediate, incidental or ultimate, of buying a "margin stock" or of maintaining, reducing or retiring any indebtedness originally incurred to purchase a stock that is currently a "margin stock", or for any other purpose which might violate, in each case Regulation T, U or X issued by the Board of Governors of the Federal Reserve System, as at any time amended (and any successor regulation or law to any thereof), and the Company agrees to execute all instruments which may be necessary from time to time, if any, to comply with all the requirements of Regulation U of the Federal Reserve System, as at any time amended. No indebtedness being reduced or retired out of the proceeds of the sale of the Bonds was incurred for the purpose of purchasing or carrying any such "margin stock".

**5.16.	Compliance with ERISA**.

(a)	Neither any employee pension benefit plan (within the meaning of section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is or has been established or maintained or to which contributions are or have been made by the Company or any trade or business, whether or not incorporated, which, together with the Company, is under common control, as described in section 414(b) or (c) of the Internal Revenue Code of 1986, as amended (the "Code") (any such employee pension benefit plan being herein called a "Plan"), nor any trust created under any Plan, has been terminated and for which the Company had any liability that has not been satisfied in full. No material liability of the Company to the Pension Benefit Guaranty Corporation or the Internal Revenue Service has been or is expected by the Company to be incurred with respect to any Plan which is or would be materially adverse to the Company.

(b)	The execution and delivery of this Agreement and the Eighteenth Supplemental Indenture and the issue and sale of the Bonds under the Indenture at the Closing will not involve any transaction which is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975 of the Code. The representation by the Company in the preceding sentence is made in reliance upon and subject to the accuracy of your representation in section 6.2 of this Agreement as to the source of the funds used to pay the purchase price of the Bonds purchased by you.

(c)	The Company and each trade or business (whether or not incorporated) which is under common control with the Company under Section 414(b), (c),

(m) or (o) of the Code ("ERISA Affiliate") have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any material liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such penalties, taxes, liabilities or Liens as would not be individually or in the aggregate material.

(d) The present value of the aggregate accrued benefits under each of the Plans that is subject to Title IV of ERISA (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such accrued benefits.

(e) Neither the Company nor its ERISA Affiliates have participated in any Multiemployer Plans, as defined in Section 3(37) of ERISA.

5.17. **Foreign Assets Control Regulations, USAPatriot Act, etc**. To the best knowledge of the Company, neither the issue and sale of the Bonds by the Company nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, the Foreign Assets Control Regulations, the Transaction Control Regulations, the Cuban Assets Control Regulations, the Foreign Funds Control Regulations or the Iranian Assets Control Regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. The Company is not in violation of any law, rule, regulation (including, without limitation under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, the Trading with the Enemy Act, the foreign assets control regulations of the United States Treasury Department and Executive Order 13224 of September 23, 2001) binding upon it.

5.18. **Bonds Comply with Indenture; Rank of Bonds**. The Bonds, when issued and delivered, will comply with the provisions of the Indenture and will be secured equally and ratably with all other bonds issued under the Original Indenture and any indenture supplemental thereto (except insofar as any sinking and improvement fund, depreciation fund or other fund established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series).

5.19. **Disclosure**. This Agreement, the Memorandum and the other documents, certificates' and instruments delivered to you by or on behalf of the Company in connection with the transactions contemplated by this Agreement, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. There is no fact known to the Company which materially adversely affects or in the future has a substantial possibility (so far as the Company now foresees) of materially adversely affecting the business, operations, condition (financial or otherwise), properties or assets of the Company which has not been set forth in this Agreement or the Memorandum or in the other documents, certificates and instruments delivered to you by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

5.20. **Indebtedness**. Except for the bonds issued under and pursuant to the Indenture, the Company has no indebtedness other than as disclosed in the Memorandum, the Form 10-K and the Quarterly Report. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any indebtedness of the Company or any Subsidiary and no event or condition exists with respect to any indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more persons to cause such indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

6. **Representations and Warranties by Purchasers**.

6.1. **Purchase for Investment**. Each Purchaser represents that such Purchaser is purchasing the Bonds for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension to trust funds and not with a view to the distribution thereof, provided that the disposition of such Purchaser's or such pension or trust fund's property shall at all times be within such Purchaser's or such pension or trust fund's control. Each Purchase represents that such Purchaser is (and each separate account for which such Purchaser may be acting is) an "accredited investor" described in Sections (1), (2), (3) or (7) of Rule 501(a) of Regulation D of the Securities Act and that it has the ability to evaluate the merits and risks of an investment in the Bonds and the ability to assume the economic risks involved in such an investment. Each Purchaser understands that the Bonds have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Bonds. Each Purchaser acknowledges that each Bond will contain a legend to the foregoing effect and agrees that it will only transfer such Bonds in accordance with the transfer restrictions set forth in such legend.

6.2. **Source of Funds**. Each Purchaser represents that at least one of the following statements is an accurate representation as to each source of funds (a "Source") to be used by such Purchaser to pay the purchase price of the Bonds to be purchased by such Purchaser hereunder:

(a) the Source is an "insurance company general account" within the meaning of Department of Labor Prohibited Transaction Exemption ("PTE") 95-60 (issued July 12, 1995) and there is no employee benefit plan, treating as a single plan all plans maintained by the same employer or employee organization, with respect to which the amount of the general account reserves and liabilities for all contracts held by or on behalf of such plan, exceeds ten percent (10%) of the total reserves and liabilities of such general account (exclusive of separate account liabilities) plus surplus, as set forth in the NAIC Annual Statement for such Purchaser most recently field with such Purchaser's state of domcile; or

(b) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 (issued July 12, 1991) and, except as such Purchaser has disclosed to the Company in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(c) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate within the meaning of Section V(c)(1) of the QPAM Exemption of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this paragraph (c); or

(d) the Source is a governmental plan; or

(e) the Source constitutes assets of a "plan(s)" (within the meaning of Section IV of PTE 96-23 (the "INHAM Exemption")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Section IV(d) of the INHAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this paragraph (e); or

(g)   the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

If any Purchaser or any subsequent transferee of the Bonds indicates that such Purchaser or such transferee is relying on any representation contained in paragraph (b), (c) or (e) above, the Company shall deliver on the date of the applicable Closing and on the date of any applicable transfer a certificate, which shall either state that (i) it is neither a party in interest nor a "disqualified person" (as defined in Section 4975(e)(2) of the Code), with respect to any plan identified pursuant to paragraphs (b) or (e) above, or (ii) with respect to any plan, identified pursuant to paragraph (c) above, neither it nor any "affiliate" (as defined in Section V(c) of the QPAM Exemption) has at such time and during the immediately preceding one year, exercised the authority to appoint or terminate said QPAM as manager of any plan identified in writing pursuant to paragraph (c) above or to negotiate the terms of said QPAM's management agreement on behalf of any such identified plan. As used in this Section 6.2, the terms "*employee benefit plan*", "*governmental plan*", "*party in interest*" and "*separate account*" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

7.   **Accounting, Financial Statements and Other Information**. The Company will maintain a system of accounting established and administered in accordance with generally accepted accounting principles and will set aside on its books all such proper reserves as shall be required by generally accepted accounting principles. The Company will deliver to you, so long as you shall be entitled to purchase Bonds under this Agreement or you or your nominee shall be the holder of any Bonds:

(a)   within 60 days after the end of each of the first three quarterly fiscal periods in each fiscal year of the Company, a consolidated balance sheet of the Company its consolidated Subsidiaries as at the end of such period and the related consolidated statements of income and cash flow, of the Company and its consolidated Subsidiaries for such period and (in the case of the second and third quarterly periods) for the period from the beginning of the current fiscal year to the end of such quarterly period, setting forth in each case in comparative form the consolidated figures for the corresponding periods of the previous fiscal year, all in reasonable detail and certified principal financial officer of the Company as presenting fairly, in accordance with generally accepted accounting principles applied (except as specifically set forth therein) basis consistent with such prior fiscal periods, the information contained therein, subject to changes resulting from normal year-end and audit adjustments;

(b)   within 120 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such year and the related consolidated statements of income and cash flow of the Company and its consolidated Subsidiaries for such fiscal year, setting forth in each case in comparative form the consolidated figures for the previous fiscal year, all in reasonable detail and accompanied by the report thereon, not qualified as a result of limitations imposed by the Company on the scope of the audit or as a result of nonconformity with generally accepted accounting principles or auditing standards insofar as may be required by rule or order of any regulatory body having jurisdiction over the Company, of Deloitte & Touche or other independent accountants of recognized national standing selected by the Company;

(c)   together with each delivery of financial statements pursuant to subdivisions (a) and (b) of this section 7, an Officers' Certificate stating that the signers have reviewed the terms of this Agreement, the Indenture and the Bonds and have made, or caused to be made under their supervision, a review in reasonable detail of the transactions and condition of the Company and its Subsidiaries during the accounting period covered by such financial statements and that such review has not disclosed the existence during or at the end of such accounting period, and that the signers do not have knowledge of the existence as at the date of the Officers' Certificate, of any condition or event (specifically including any condition or event that would violate the provisions of section 1.04 of the Eighteenth Supplemental Indenture) which constitutes or which, after notice or lapse of time or both, will constitute a "default" (as defined in the Indenture), or, if any such condition or event exists, specifying the nature and period of existence thereof and what action the Company has taken or is taking or proposes to take with respect thereto;

(d)   together with each delivery of consolidated financial statements pursuant to subdivision (b) of this section 7, a written statement by the independent public accountants giving the report thereon (i) stating that their audit examination has included a review of the terms of this Agreement and of the Indenture and the Bonds relate to accounting matters and (ii) stating whether, in the course of their audit examination, they obtained knowledge (and whether, as of the date of such written statement, they have knowledge) of the existence of any condition or event which constitutes or, with or without notice or lapse of time or both, will, constitute a "default" (as defined in the Indenture), and, if so, specifying the nature and period of existence thereof;

(e)   promptly upon receipt thereof, copies of all reports submitted to the Company by independent public accountants in connection with each annual, interim special audit of the books of the Company or any Subsidiary made by such accountants (excluding confidential management reports and any letters, not made available publicly, from the Company's independent public accountants to management commenting upon the Company's internal accounting controls);

(f)   promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Company to its public security holders, of all regular and periodic reports and all registration statements and prospectuses (other than any registration statement or prospectus relating to (i) the offering of securities of the Company to stockholders of the Company pursuant to any dividend reinvestment and stock purchase plan or (ii) the offering of securities of the Company or of interests in an employee benefit plan to employees of the Company or any Subsidiary) filed by the Company or any Subsidiary with the Commission or any governmental authority succeeding to any of its functions (other than any of the foregoing or any portion thereof as to which the Company shall have requested confidential treatment from the Commission, unless and until the Commission shall have denied such request) and of all press releases and other statements made available generally by the Company to the public concerning material developments in the business of the Company and its Subsidiaries;

(g)   with reasonable promptness, such other information and data with to respect to the Company or any of its Subsidiaries as from time to time may be reasonably requested; and

(h)   with reasonable promptness, copies of all certificates, reports and other documents and information delivered by the Company or that the Company causes to be delivered to the Trustee customarily or periodically or pursuant to section 9.06(b), or 9.09 of the Indenture or that you may reasonably request.

8.   **Inspection**. The Company will permit any authorized representatives designated by you, so long as you shall be entitled to purchase Bonds under this Agreement or you or your nominee shall be the holder of any Bonds, without expense to the Company, to visit and inspect any of the properties of the Company or any of its Subsidiaries, including its and their books of account, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants (and by this provision the Company authorizes such accountants to discuss with such representatives the affairs, finances and accounts of the Company and its Subsidiaries), all at such reasonable times and as often as may be reasonably requested. Any information relating to the Company and any Subsidiary obtained by such inspection shall be considered confidential and you and your authorized representatives shall maintain the confidentiality thereof, except (i) such information as was in the public domain when so initially disclosed as evidenced by publication or otherwise, or as thereafter becomes part of the public domain independently of any act of the person performing such inspection, provided, however, that such information did not or does not become part of the public domain through the breach of any confidentiality obligation owing to the Company, (ii) any information the disclosure of which is required by any governmental entity or authority having or claiming jurisdiction over you or to the National Association of Insurance Commissioners or similar organizations or their successors, (iii) disclosure of information in compliance with the duly issued order of any court, or (iv) of such information to the prospective transferee in connection with any contemplated transfer by you of any Bond.

9.   **Additional Agreements of the Company**.

9.1.   **Home Office Payment, etc**. So long as you or your nominee shall be the holder of any Bond, and notwithstanding anything contained in such Bond and in the Indenture to the contrary, the Company will pay, or cause the Trustee or any other paying agent appointed by the Company to pay, all sums becoming due on such Bond for principal, premium, if any, and interest by the method and at the address specified for such purpose in Schedule A, or at such other address as you shall have from time to specified to the Company and the Trustee or other paying agent in writing for such purpose, without the presentation or surrender of such Bond or the making of any notation thereon, except that any Bond paid or redeemed in full shall thereafter be surrendered to the Trustee at its principal office. Prior to any sale or other disposition of any Bond held by you or your nominee, you will make a notation thereon of all principal payments previously made thereon and of the date to which interest has been paid or, at your option, you will surrender the same to the Trustee in exchange for a Bond or Bonds aggregating the same principal amount as the unpaid aggregate principal amount of the Bond surrendered. The Company will extend, and will cause the Trustee to extend, the benefits of Section 1.02(B) of the Supplemental Indenture to any institutional investor meeting the requirements of Section 15 hereof which is the direct or indirect transferee of any Bond purchased by you under this Agreement.

The Company will cause an executed or conformed copy of this Agreement to be filed with the Trustee pursuant to the fourth paragraph of Section 10.04 of the Original Indenture.

9.2. **Mutilated, etc., Bonds**. Notwithstanding any provision of the Indenture or the Bonds to the contrary, if any Bond of which you are the owner is mutilated, destroyed or lost, the affidavit of your Treasurer or any Assistant Treasurer or any Securities Officer setting forth the circumstances with respect to such mutilation, or loss shall be accepted as satisfactory evidence thereof, and no charge, payment of expenses, indemnity or security shall be required as a condition to the execution and delivery by the Company and the authentication by the Trustee of a new Bond in replacement thereof other than your written agreement to indemnify the Company and the Trustee under the Indenture.

9.3. **Power Contracts**. So long as you or your nominee holds any of the Bonds, the Company will not (except as permitted by the Indenture) transfer or otherwise dispose of, or create or incur or permit to be created or incurred any mortgage, lien, charge or encumbrance of any kind upon, the right, title and interest of Company in and to any of the Power Contracts or any other contracts for the purchase of power similar thereto (the "Future Power Contracts"), provided that the Company may nonetheless (a) contract for the resale of energy or capacity covered by such Power Contracts or Future Power Contracts to the extent not deemed necessary to its retail customers' needs, (b) create or incur or permit to be created or incurred any mortgage, lien, charge or encumbrance of any kind upon the right, title and interest of the Company in and to any of such Power Contracts or Future Power Contracts to extent not deemed necessary to its retail customers' needs, and (c) assign or otherwise transfer its rights to or interests in any Future Power Contracts to any subsidiary or affiliate of the Company. The Company may, in addition, without obtaining any consent or approval from you, such nominee or such holder, modify, amend, supplement, terminate or replace any of said Power Contracts or Future Power Contracts, provided that any modification, amendment or replacement of or supplement to any of the Power Contracts or the Future Power Contracts shall be deemed to be a Power Contract or a Future Power Contract, respectively, and subject to the provisions of the first sentence of this section 9.3.

9.4. **Denomination of Bonds**. At any time on request by you, the Company will exchange any Bond or Bonds held by you for another Bond or other Bonds, in such denominations as you may request, equal in aggregate principal amount to the aggregate principal amount of the Bond or Bonds then held by you at such time and surrendered by you to the Company. Notwithstanding the preceding sentence, the Company shall have no obligation to issue, transfer, exchange or sell any Bond to you or any subsequent transferee in a principal amount that is less than $500,000, unless you are selling all of the Bonds then held by you.

9.5. **Proration, etc**. The Company will not modify or alter or permit the modification or alteration of the provisions of Section 1.02(B) of the Eighteenth Supplemental Indenture, or your rights or the obligations of the Company and the Trustee thereunder, unless the Company has received your express written consent to such modification or alteration.

10. **Expenses, etc**. Whether or not the transactions contemplated by this Agreement shall be consummated, the Company will pay all reasonable expenses in connection with such transactions and in connection with any amendments or waivers requested by the Company (whether or not the same become effective) under or in respect of this Agreement, the Indenture or the Bonds, including, without limitation: (a) the cost and expenses of preparing and reproducing this Agreement, the Eighteenth Supplemental Indenture and the Bonds, of furnishing all opinions by counsel for the Company and all certificates on behalf of the Company, the cost of obtaining the private placement number from Standard & Poor's Corporation and of the Company's performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with; (b) the fees and costs of the Trustee under the Indenture; (c) the cost of delivering to your principal or custodian bank, insured to your satisfaction, any Bonds sold to you hereunder and delivered to you in physical form and delivered in physical form upon any substitution or any exchange or transfer of the Bonds pursuant to the Indenture or section 14 and of your obtaining and delivering Bonds, insured to your satisfaction, upon any such substitution or exchange or transfer; (d) the fees and out-of-pocket costs of the Placement Agent, including the reasonable fees, expenses and disbursements of its counsel in connection with such transactions; (e) the reasonable fees, expenses and disbursements of your special counsel in connection with such transactions and any such amendments or waivers; (f) the reasonable out-of-pocket expenses incurred by you in connection with such transactions and any such amendments or waivers; (g) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Bonds or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Bonds, or by reason of being a holder of any Bond; and (h) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Bonds. The Company also will pay, and will save you and each holder of any Bonds harmless from any and all liabilities with respect to any taxes (including interest and penalties, but excluding taxes based on or measured by your net income) which may be payable in respect of the execution and delivery of this Agreement, the Eighteenth Supplemental Indenture, the issue of the Bonds and any amendment or waiver requested by the Company under or in respect of this Agreement, the Indenture or the Bonds.

11. **Survival of Representations and Warranties**. All representations and warranties contained in this Agreement or made in writing by the Company in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Eighteenth Supplemental Indenture, any investigation at any time made by you or on your behalf, the purchase of the Bonds by you under this Agreement and any disposition or payment of the Bonds. All statements contained in any certificate or other instrument delivered by the Company pursuant to this Agreement or in the Memorandum or in connection with the transactions contemplated by this Agreement shall be deemed representations and warranties of the Company under this Agreement.

12. **Notices, etc**. Except as otherwise provided in this Agreement, notices and other communications under this Agreement shall be in writing and shall be delivered, or mailed by registered or certified mail, postage prepaid, addressed, (a) if to you, at the address set forth in Schedule A or at such other address as you shall have furnished to the Company in writing, except as otherwise provided in section 9.1 with respect to payments on Bonds held by you or your nominee, or (b) if to any other holder of any Bond, at such address as such other holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Bond who has furnished an address to the Company, or (c) if to the Company, at its address set forth at the beginning of this Agreement, to the attention of the General Counsel, or at such other address, or to the attention of such other officer, as the Company shall have furnished to you in writing.

13. **Substitution of Purchaser**. You shall have the right to substitute any one of your "affiliates" (as defined in the Indenture) as the purchaser of the Bonds which you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such affiliate, shall contain such affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such affiliate of the accuracy with respect to it of the representations set forth in section 6. Upon receipt of such notice, wherever the word "you" is used in this Agreement (other than in this section 13), such word shall be deemed to refer to such affiliate in lieu of you. In the event that such affiliate is so substituted as a purchaser hereunder and such affiliate thereafter transfers to you all of the Bonds then held by such affiliate, upon receipt by the Company of notice of such transfer, wherever the word "you" is used in this Agreement (other than in this section 13), such word shall no longer be deemed to refer to such affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Bonds under this Agreement.

14. **Exchange of Bonds**. The Company may require you, at the option and sole expense of the Company, to exchange any Bonds paid or redeemed in part for such denominations as you may request (subject to the provisions of section 9.4), of the appropriate aggregate unpaid principal amount, provided that the Company may require you to make such an exchange of partially paid or redeemed Bonds only if (i) Company desires to use Bond Credits (as defined in the Indenture) reflected by the portions of such Bonds that have been paid or redeemed as a basis for the issuance bonds under the Indenture, and (ii) the Trustee requires the exchange of such Bonds a condition to permitting the Company to use the Bond Credits reflected by the paid or redeemed portions of such Bonds as a basis for the issuance of other bonds.

15. **Miscellaneous**. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, including any of Bonds acquired by you pursuant to this Agreement. Except as stated in section 11, this Agreement embodies the entire agreement and understanding between you and the Company and supercedes all prior agreements and understandings relating to the subject matter hereof. This Agreement shall be construed and enforced in accordance with and governed by the law of the State of New York. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

(Remainder of Page Intentionally Left Blank)

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

Very truly yours,

GREEN MOUNTAIN POWER CORPORATION

By: /s/Donald J. Rendall, Jr.
Name: Donald J. Rendall, Jr.
Title: Vice President, General Counsel and Secretary

The foregoing Agreement is hereby agreed to as of the date hereof.

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By: CIGNA Investments, Inc. (authorized agent)

By: /s/David M. Cass
Name: David M. Cass
Title: Managing Director

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

Very truly yours,

GREEN MOUNTAIN POWER CORPORATION

By: /s/Donald J. Rendall, Jr.
Name: Donald J. Rendall, Jr.
Title: Vice President, General Counsel and Secretary

The foregoing Agreement is hereby agreed to as of the date hereof.

HARTFORD LIFE INSURANCE COMPANY

By: Hartford Investment Management Company,

Its Agent and Attorney-in-Fact

By: /s/Ronald A. Mendel
Name: Ronald M. Mendel
Title: Managing Director

INFORMATION RELATING TO PURCHASERS

Name And Address Of Purchaser	Principal Amount of Bonds to be Purchased	Purchase Price
Connecticut General Life Insurance Company		
Nominee Name: CIG & Co.	At Initial Closing:	At Initial Closing:
c/o CIGNA Investments, Inc.		
Attention: Fixed Income Securities, H16B	$3,500,000	$3,500,000
Hartford, CT 06103	$2,000,000	$2,000,000
Fax: 860-727-1904		
	At Second Closing:	At Second Closing:
Tax Identification No. 13-3574027		
(1) All payments by wire transfer	$6,500,000	$6,500,000
of immediately available funds to:	$3,000,000	$3,000,000
J.P. Morgan Chase Bank		
BNF=CIGNA Private Placements/AC=9009001802		
ABA# 021000021		

With each payment identified as follows:

    Green Mountain Power Corporation
    First Mortgage Bonds,
    6.53% Series due August 1, 2036
    PPN: 393154 AC 3
    Principal or Interest

(2) Address for Notices Related to Payments:
    CIG & Co.
    c/o CIGNA Investments, Inc.
    Attention: Fixed Income Securities, H16B
    Hartford, CT 06103
    Fax: 860-727-8024

    with a copy to:
    J.P. Morgan Chase Bank
    14201 Dallas Parkway, 13th Floor
    Dallas, TX 75254
    Attention: Karen Mote, Mail Code 300-116
    Fax: 469-477-1904

(3) Address for All Other Notices:
    CIG & Co.
    c/o CIGNA Investments, Inc.
    Attention: Fixed Income Securities, H16B
    Hartford, CT 06103
    Fax: 860-727-1904

INFORMATION RELATING TO PURCHASERS

Name And Address Of Purchaser	Principal Amount of Bonds to be Purchased	Purchase Price
Hartford Life Insurance Company		
Hartford Investment Management Company	At Initial Closing:	At Initial Closing:
c/o Investment Department-Private Placements		
Regular Mailing Address:	$5,500,000	
P.O. Box 1744		$5,500,000
Hartford, CT 06144-1744	At Second Closing:	At Second Closing:
Overnight Mailing Address:		
55 Farmington Avenue	$5,000,000	$5,000,000
Hartford, CT 06105	$4,500,000	$4,500,000
Fax.: 860-297-8884		

Tax Identification No. 06-0974148

(1) All payments by wire transfer
of immediately available funds to:

        JP Morgan Chase
        4 New York Plaza
        New York, NY 10004
        Bank ABA# 021000021
        Chase NYC/Cust
        A/C# 900-9-000200 for F/C/T
        G10056-LC2
        Attn: Bond Interest/Principal - **Green Mountain Power Corp. - 6.53% Due**
        August 2036
        PPN # 393154 AC 3 Prin $_____ Int $_____
With each payment identified as follows:

        Green Mountain Power Corporation
        First Mortgage Bonds,
        6.53% Series due August 1, 2036
        PPN: 393154 AC 3
        Principal or Interest

(2) Address for Notices Related to Payments:
        Hartford Investment Management Company
        c/o Portfolio Support
        Regular Mailing Address:
        P.O. Box 1744
        Hartford, CT 06144-1744
        Overnight Mailing Address:
        55 Farmington Avenue
        Hartford, CT 06105
        Fax.: 860-297-8875/8876

(3) Address for All Other Notices:
        Hartford Life Insurance Company
        Hartford Investment Management Company
        c/o Investment Department-Private Placements
        Regular Mailing Address:
        P.O. Box 1744
        Hartford, CT 06144-1744
        Overnight Mailing Address:
        55 Farmington Avenue
        Hartford, CT 06105
        Fax.: 860-297-8884

[FORM OF EIGHTEENTH SUPPLEMENTAL INDENTURE]

Exhibit 99.1

COLCHESTER, VT. …Green Mountain Power Corporation (NYSE:GMP) announced today the sale through private placement of $30 million principal amount of First Mortgage Bonds bearing interest at 6.53 percent per year and maturing on August 1, 2036. The takedown of funds will occur on two separate dates.

The initial closing occurred on August 3, 2006 for $11 million. The second closing is scheduled for December 1, 2006 for $19 million. Net proceeds from the sale of the new bonds in the initial closing will be used to partially fund additional capital investment by the Company in Vermont Transco LLC, which owns the bulk transmission system in Vermont. Net proceeds from the sale of the new bonds in the second closing will be used to repay $14 million First Mortgage Bonds maturing in November and December 2006 and to repay short-term bank borrowings.

"The combined issuances will complete our financing plan for 2006," said Christopher Dutton, President and Chief Executive Officer. "The bond sale maintains our equity between 50 to 55 percent of our capital structure."

There are statements in this information release that contain projections or estimates and that are considered to be "forward-looking" as defined by the Securities and Exchange Commission (the "SEC"). In these statements, you may find words such as believes, expects, plans, or similar words. These statements are not guarantees of our future performance. There are risks, uncertainties and other factors that could cause actual results to be different from those projected.

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For further information, please contact Dorothy Schnure, Manager of Corporate Communications, 802-655-8418.